SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

   Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                        Advisory Hedged Opportunity Fund
                                (Name of Issuer)

                        Advisory Hedged Opportunity Fund
                      (Name of Person(s) Filing Statement)

                          Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    00764J104
                      (CUSIP Number of Class of Securities)

                               William F. Truscott
                     American Express Financial Corporation
                            200 AXP Financial Center
                          Minneapolis, Minnesota 55474
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

           Robert W. Helm, Esq.                Kimberly Dopkin Rasevic, Esq.
               Dechert LLP                              Dechert LLP
            1775 I Street, NW                        1775 I Street, NW
           Washington, DC 20006                     Washington, DC 20006
              (202) 261-3300                           (202) 261-3300

                                January 21, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: $4,145,980 (a)     Amount of Filing Fee:  $487.98(b)
--------------------------------------------------------------------------------

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for ten percent of the Issuer's outstanding shares of beneficial interest is based on the total net asset value of the Issuer's outstanding shares of beneficial interest as of March 31, 2005.

(b)   Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________________________

Form or Registration No.:  __________________________________

Filing Party: _______________________________________________

Date Filed:  ________________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1:  Summary Term Sheet

Advisory Hedged Opportunity Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the "Fund"), is offering to repurchase shares of beneficial interest (the "Shares") of the Fund from shareholders of the Fund ("Shareholders"). Subject to the conditions set forth in the Offer to Repurchase and related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively), the Fund will repurchase up to 10% of the outstanding Shares that are tendered by Shareholders and not withdrawn prior to 12:00 midnight, Eastern Time, on Friday, February 18, 2005, subject to any extensions of the offer to repurchase Shares ("Repurchase Offer"). As of December 31, 2004, 10% of the outstanding Shares had an approximate valuation of $4,145,980, and as of November 30, 2004, had a final valuation of $3,957,768.15. The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder's Shares based on the Fund's net asset value as of March 31, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Repurchase Offer.

Shareholders may tender all, or a portion of, their Shares up to an amount such that they maintain the minimum required account balance of $25,000 after the repurchase of Shares. If a Shareholder tenders a portion of his or her Shares, the Fund reserves the right to repurchase less than the amount a Shareholder tenders if the repurchase would cause the Shareholder's account to have less than the required minimum balance of $25,000. If the Fund accepts the tender of all, or a portion of, a Shareholder's Shares, the Fund intends to make payment for the Shares it repurchases from one or more of the following sources: cash on hand, proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles"), or borrowings. Neither the Fund; American Express Financial Corporation, the investment manager of the Fund ("Manager"); nor trustees of the Fund ("Trustees") have determined at this time to borrow funds to repurchase Shares in connection with the Offer to Repurchase. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

The Repurchase Offer remains open to Shareholders until 12:00 midnight, Eastern Time, Friday, February 18, 2005, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Shareholders ("Repurchase Request Deadline"). Until that time, Shareholders have the right to change their minds and withdraw the tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein.

If a Shareholder would like the Fund to repurchase all or a portion of the Shareholder's Shares, the Shareholder should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to BISYS Fund Services Ohio, Inc., 3435 Stelzer Road, Columbus, OH 43219 ("BISYS"), Attention: Denise Shoemaker, or (ii) fax it to the Manager, c/o BISYS at 1-614-428-3704, so that it is received before 12:00 midnight, Eastern Time, on Friday, February 18, 2005. If the Shareholder chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to BISYS promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Friday, February 18, 2005). Of course, the value of Shares will change between December 31, 2004 (the last time prior to the date of this filing as of which the Fund's net asset value has been calculated), and March 31, 2005, the date as of which the value of Shares will be determined for purposes of calculating the repurchase price of Shares. Shareholders may obtain the net asset value of their Shares, which the Fund calculates monthly based on the information the Fund receives from the investment advisers of the Investment Vehicles, by contacting BISYS at 1-866-811-3233 or at the address for BISYS listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Shareholder has the right to withdraw the tender of Shares, the Fund has the right to cancel, amend, suspend or postpone this Repurchase Offer at any time before

12:00 midnight, Eastern Time, on Friday, February 18, 2005. Also realize that although the Repurchase Offer expires on February 18, 2005, a Shareholder that tenders Shares for repurchase will remain a Shareholder with respect to the Shares tendered and accepted for repurchase by the Fund through March 31, 2005, when the net asset value of the Shareholder's Shares tendered to the Fund for repurchase is calculated.

ITEM 2.  Subject Company Information

The information required by Item 2 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit C), which are attached as exhibits to this Schedule TO.

ITEM 3.  Identity and Background of Filing Person.

(a) The name of the filing person is Advisory Hedged Opportunity Fund. The Fund's address is 50210 AXP Financial Center, Minneapolis, MN 55474, and the Fund's telephone number is 1-800-390-1560. The investment manager of the Fund is American Express Financial Corporation. The Manager's address is 200 AXP Financial Center, Minneapolis, MN 55474, and the Manager's telephone number is 1-800-390-1560. The Fund's Trustees are William T. Brown and William F. Truscott. Their address is 50210 AXP Financial Center, Minneapolis, MN 55474.

ITEM 4.  Terms of the Repurchase Offer

The information required by Item 4 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit C), which are attached as exhibits to this Schedule TO. For further emphasis and as disclosed in the Prospectus, the Fund imposes a 1.00% Early Repurchase Fee if the date as of which a Shareholder's Shares are valued for purposes of repurchase (in the case of this repurchase offer, March 31, 2005) is within one year following the date of the Shareholder's initial investment in the Fund. The Early Repurchase Fee will be deducted before payment of the proceeds of the repurchase of such Shares.

ITEM 5.  Past Contracts, Transactions, Negotiations and Agreements

Under the Fund's Declaration of Trust ("Declaration of Trust"), which was included as an exhibit to the Fund's prospectus contained in a pre-effective amendment to the Fund's registration statement on Form N-2, as filed with the SEC via EDGAR on October 7, 2003, and as disclosed in the Fund's prospectus dated July 30, 2004 (the "Prospectus"), the Fund's Board of Trustees has sole discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus discloses that the Manager expects that it will recommend to the Board of Trustees that the Fund repurchase Shares from Shareholders on a quarterly basis, in March, June, September and December. On October 21, 2004, the Fund offered to repurchase Shares as of December 31, 2004 from Shareholders, and approximately 2,500 shares were tendered. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Repurchase Offer (whether or not legally enforceable) between or among: (i) the Fund, the Manager, any Trustee of the Fund, or any person controlling the Fund, the

Manager or any Trustee of the Fund; and (ii) any person, with respect to Shares.

ITEM 6. Purposes of the Repurchase Offer and Plans or Proposals of the Fund and its Affiliates.

The information required by Item 6 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit C), which are attached as exhibits to this Schedule TO.

ITEM 7.  Source and Amount of Funds or Other Consideration

The information required by Item 7 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit C), which are attached as exhibits to this Schedule TO.

ITEM 8.  Interest in Securities of the Fund

The information required by Item 8 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit C), which are attached as exhibits to this Schedule TO.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

ITEM 10. Financial Statements.

The information required by Item 10(a)-(b) is incorporated by reference to the Fund's financial statements for the period April 1, 2004 through September 30, 2004, contained in the Fund's Form N-CSR that was filed with the Securities and Exchange Commission via EDGAR on December 10, 2004, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

ITEM 11. Additional Information.

(a)      (1) None.
         (2) None.
         (3) Not applicable.
         (4) Not applicable.
         (5) None.

(b)      None.

ITEM 12. Exhibits.

      A. Cover Letter to Offer to Repurchase and Letter of Transmittal.

      B. Offer to Repurchase.

      C. Form of Letter of Transmittal.

      D. Form of Notice of Withdrawal of Tender.

      E. Form of Letter of Acceptance of Tender

ITEM 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Advisory Hedged Opportunity Fund



                                                By: /s/ Pete Gallus
                                                    ---------------------
                                                Name:   Pete Gallus
                                                Title:  Vice President and
                                                        Secretary of the Fund

January 21, 2005

                                  Exhibit Index

         A. Cover Letter to Offer to Repurchase and Letter of Transmittal.

         B. Offer to Repurchase.

         C. Form of Letter of Transmittal.

         D. Form of Notice of Withdrawal of Tender.

         E. Form of Letter of Acceptance of Tender

                                    EXHIBIT A

          Cover Letter to Offer to Repurchase and Letter of Transmittal

                        Advisory Hedged Opportunity Fund

--------------------------------------------------------------------------------
  If you do not want to sell your shares of beneficial interest at this time, please disregard this notice. This is simply a notification of the Fund's tender offer.
--------------------------------------------------------------------------------

January 21, 2005

Dear Advisory Hedged Opportunity Fund Investor:

                  We are writing to inform you of important dates for an offer by the Advisory Hedged Opportunity Fund (the "Fund") to repurchase your shares of beneficial interest ("Shares") at the Fund's net asset value, subject to the terms and conditions described in the enclosed Offer to Repurchase. After this repurchase offer, the Fund will conduct additional quarterly repurchase offers, typically as of the last business day of March, June, September and December, subject to the approval of the Fund's Board of Trustees. If you are not interested in selling your Shares at this time, please disregard this notice and take no action.

                  The repurchase offer period will begin on January 21, 2005, and end on February 18, 2005. The purpose of the tender offer is to provide some liquidity to investors who hold Shares. Shares can be redeemed by means of a tender offer only during one of the Fund's announced repurchase offers.

                  Should you wish to sell any of your Shares during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to BISYS in the enclosed postage-paid envelope. If you do not wish to sell any of your Shares, simply disregard this notice. No action is required if you do not wish to redeem at this time.

                  All requests to tender Shares must be received by BISYS Fund Services Ohio, Inc., the Fund's sub-administrator ("BISYS"), either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by Friday, February 18, 2005. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BISYS by calling the number below. An Early Repurchase Fee equal to 1.00% of the value of Shares repurchased by the Fund will apply to Shares held for one year or less and will be deducted before payment of the proceeds of a repurchase.

                  If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the repurchase offer, or call BISYS at 1-866-811-3233.

Sincerely,

Advisory Hedged Opportunity Fund

                                    EXHIBIT B

                               Offer to Repurchase

                        ADVISORY HEDGED OPPORTUNITY FUND

                    OFFER TO REPURCHASE OUTSTANDING SHARES OF
                     BENEFICIAL INTEREST AT NET ASSET VALUE
                             DATED JANUARY 21, 2005

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
           12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, FEBRUARY 18, 2005,
                          UNLESS THE OFFER IS EXTENDED

To the Investors of Advisory Hedged Opportunity Fund:

                  Advisory Hedged Opportunity Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the "Fund"), is offering to repurchase for cash on the terms and conditions set forth in this offer to repurchase ("Offer to Repurchase") and the related Letter of Transmittal (which together with the Offer to Repurchase constitutes the "Repurchase Offer") up to 10% of the Fund's outstanding shares of beneficial interest in the Fund (the "Shares") or portions thereof pursuant to tenders by investors at a price equal to their net asset value as of March 31, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date"). If the Fund elects to extend the tender period for any reason, for the purpose of determining the repurchase price for tendered Shares, the net asset value of such Shares will be determined at the close of business on the last business day of the month in which the tender offer actually expires. This Repurchase Offer is being made to all investors of the Fund ("Shareholders") and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Declaration of Trust, dated January 27, 2003, as amended and restated October 7, 2003 (the "Declaration of Trust").

                  An Early Repurchase Fee equal to 1.00% of the value of Shares repurchased by the Fund will apply to Shares held for one year or less and will be deducted before payment of the proceeds of a repurchase.

                  Shareholders should realize that the value of the Shares tendered in this Repurchase Offer likely will change between December 31, 2004 (the last time the Fund's net asset value was calculated), January 31, 2005 (the next time the Fund's net asset value will be calculated) and March 31, 2005, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the repurchase price of such Shares. Shareholders should also note that although the Repurchase Offer expires at 12:00 midnight, Eastern Time, February

18, 2005, or, if the offer is extended, such time and date as the Fund designates in an amended notice to Shareholders ("Repurchase Request Deadline"), they remain Shareholders in the Fund until the Valuation Date. Generally, the Fund determines its net asset value monthly. Any tendering Shareholders that wish to obtain the most recently calculated net asset value of their Shares on this basis should contact BISYS Fund Services Ohio, Inc., the Fund's sub-administrator ("BISYS"), at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

                  Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Repurchase Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

                                    IMPORTANT

                  Neither the Fund, American Express Financial Corporation (the Fund's investment manager ("Manager")); any affiliate of the Manager; nor any Trustee of the Fund makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and if so, the portion of their Shares to tender.

                  Because each Shareholder's investment decision is a personal one based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Shares pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

                  This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                  Questions and requests for assistance and requests for additional copies of the Repurchase Offer may be directed to BISYS.

                         BISYS Fund Services Ohio, Inc.
                         3435 Stelzer Road
                         Columbus, OH 43219
                         Attention: Denise Shoemaker

                         Phone:  1-866-811-3233
                         Fax:    1-614-428-3704

                                TABLE OF CONTENTS

1.    Background and Purpose of the Repurchase Offer.......................5
2.    Offer to Repurchase and Price........................................6
3.    Amount of Tender.....................................................6
4.    Procedure for Tenders................................................7
5.    Withdrawal Rights....................................................7
6.    Repurchases and Payment..............................................8
7.    Certain Conditions of the Repurchase Offer...........................8
8.    Certain Information About the Fund...................................9
9.    Certain Federal Income Tax Consequences.............................10
10.   Miscellaneous.......................................................11

Summary Term Sheet

     o The Fund is offering to repurchase up to 10% of the Fund's outstanding Shares at their net asset value. If the offer is oversubscribed, we may repurchase, in our sole discretion, all or only a pro-rata portion of the Shares you tender. This offer will remain open until 12:00 midnight, Eastern Time, February 18, 2005, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Shareholders ("Repurchase Request Deadline"). Net asset value will be calculated for this purpose as of March 31, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date").

     o You must determine whether to tender your Shares prior to the Repurchase Request Deadline, but the net asset value at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The net asset value can fluctuate and may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline and the Valuation Date. The net asset values on the Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

     o The Fund will pay you in cash by approximately April 30, 2005, an amount equal to the net asset value of the Shares you tender and we accept. The Fund will obtain cash to pay you from one or more of the following sources: cash on hand, proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles"), or borrowings.

     o If you tender part of your Shares, you must leave an amount equal to at least $25,000 (the "Required Minimum Balance") in the Fund. The Fund reserves the right to reduce the amount of Shares repurchased from you so that the Required Minimum Balance is maintained.

     o Following this summary is a formal notice of the Fund's offer to repurchase your Shares. Our offer remains open to you until 12:00 midnight on Friday, February 18, 2005. Until this time, you have the right to change your mind and withdraw your Shares from consideration for repurchase. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein.

     o If you would like us to repurchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to BISYS at the address/fax number listed on page 2 of this Offer to Repurchase, so that it is received before 12:00 midnight, Friday, February 18, 2005. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to BISYS promptly after you fax it (although the original page does not have to be received before 12:00 midnight, Friday, February 18, 2005). Of course, the value of your Shares is likely to change between December

          31, 2004 (the last time the Fund's net asset value was calculated), January 31, 2005 (the next time it will be calculated), and March 31, 2005, when the value of your Shares will be determined for purposes of calculating your repurchase price. Generally, the net asset value of Shares is determined monthly.

     o If you would like to obtain the most recently calculated net asset value of your Shares, you may contact BISYS, at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     o Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend, suspend or postpone this offer at any time before 12:00 midnight, Friday, February 18, 2005. Also realize that although the tender offer expires on 12:00 midnight, Friday, February 18, 2005, you remain an investor in the Fund until March 31, 2005, when the net asset value of your Shares is calculated for purposes of determining the repurchase price of the Shares.

     o If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BISYS. To assure good delivery, please send the Letter of Transmittal to BISYS and not to your financial advisor or broker-dealer.

                  1. Background and Purpose of the Repurchase Offer. The purpose of the Repurchase Offer is to provide limited liquidity to Shareholders who hold Shares. The Fund's prospectus, dated July 30, 2004 (the "Prospectus"), provides that the Fund may offer, from time to time, pursuant to written tenders, to repurchase its outstanding Shares from Shareholders, and that the trustees of the Fund ("Trustees") have the discretion to determine whether the Fund will offer to repurchase its outstanding Shares. The Prospectus also states that the investment manager of the Fund, American Express Financial Corporation (the "Manager"), expects it will recommend to the Trustees that the Fund repurchase Shares from Shareholders four times each year, in March, June, September and December. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Trustees have determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Repurchase Offer is in the best interests of Shareholders of the Fund to provide some liquidity for Shares as contemplated in the Prospectus. The Trustees intend to consider the continued desirability of the Fund making offers to repurchase Shares in March, June, September and December of each year, but the Fund is not required to make any such offer.

                  The repurchase of Shares pursuant to the Repurchase Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell assets it would not have sold otherwise (including public securities), or result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. The effects of decreased Fund size and increased proportionate Shares of Shareholders who do not tender may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

                  Shares that are tendered to the Fund in connection with this Repurchase Offer will be retired. The Fund may issue Shares to "Eligible Investors," as that term is defined in the Prospectus, from time to time. The Fund currently expects that it will continue to accept subscriptions for Shares on a monthly basis.

                  2. Offer to Repurchase and Price. The Fund is offering to repurchase, subject to the terms and conditions of the Repurchase Offer, up to 10% of the Fund's Shares outstanding as of December 31, 2004, so long as such Shares are properly tendered by and not withdrawn (in accordance with Section 5 below) before the Repurchase Request Deadline. The Fund reserves the right to extend, amend or cancel the Repurchase Offer, or postpone the acceptance of Shares tendered pursuant to the Repurchase Offer, as described in Sections 3 and 7 below. The repurchase price of a Share tendered will be its net asset value as of the Valuation Date, less a 1.0% Early Repurchase Fee applied to Shares held for one year or less. As disclosed in the Prospectus, the Fund imposes the Early Repurchase Fee if the date as of which a Shareholder's Shares are valued for purposes of repurchase (in the case of this repurchase offer, March 31, 2005) is within one year following the date of the Shareholder's initial investment in the Fund. The Early Repurchase Fee, if applicable, will be deducted before payment of the proceeds of a repurchase.

                  As of the close of business on December 31, 2004, there were approximately 3,845,300.899 Shares outstanding (with an approximate net asset value of $ 41,459,803). As of November 30, 2004, the Fund had 3,724,825.117
shares outstanding with a final valuation of $39,577,681.54. The Fund is offering to repurchase up to 10% of such Shares (i.e., approximately 384,530 Shares with a net asset value of approximately $4,145,980). Generally, the Fund determines its net asset value monthly. Shareholders may obtain the most recently calculated information regarding the net asset value of their Shares by contacting BISYS, at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Shares tendered by the Shareholders likely will change between December 31, 2004 (the last time net asset value was calculated), January 31, 2005 (the next time it will be calculated), and the Valuation Date.

                  3. Amount of Tender. Shareholders may tender all their Shares or a portion of their Shares. The Repurchase Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered. If you tender part of your Shares, you must leave an amount equal to at least $25,000 in the Fund (the "Required Minimum Balance"). The Fund reserves the right to reduce the amount of Shares repurchased from you so that the Required Minimum Balance is maintained.

                  If the amount of the Shares that are properly tendered pursuant to the Repurchase Offer, and not withdrawn pursuant to Section 5 below, is less than or equal to 10% of the Shares outstanding as of March 31, 2005 (with a net asset value of approximately $4,145,000), or such greater amount as the Fund may elect to repurchase pursuant to the Repurchase Offer, the Fund will, on the terms and subject to the conditions of the Repurchase Offer, repurchase all of the Shares so tendered unless the Fund elects to cancel or amend the Repurchase Offer, or postpone acceptance of tenders made pursuant to the Repurchase Offer, as provided in Section 7 below. If more than $4,145,980 in Shares are duly tendered to the Fund before the Repurchase Request

Deadline and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) purchase an additional amount of Shares not to exceed 2% of the Shares outstanding as of the Repurchase Request Deadline in conformity with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934;
(b) extend the Repurchase Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase, to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Repurchase Offer; or (c) accept Shares tendered on or before the Repurchase Request Deadline for payment on a pro-rata basis based on the aggregate net asset value of tendered Shares. The Repurchase Offer may be extended, amended or canceled in various other circumstances described in
Section 7 below. The Manager does not intend to tender any Shares in the Repurchase Offer.

                  4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Repurchase Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to BISYS, to the attention of Advisory Hedged Opportunity Fund, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to BISYS, also to the attention of Advisory Hedged Opportunity Fund, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by BISYS, either by mail or by fax, no later than the Repurchase Request Deadline. The Fund recommends that all documents be submitted to BISYS by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to BISYS must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to BISYS promptly thereafter. If a Shareholder elects to tender, it is the tendering Shareholder's responsibility to confirm receipt of the Letter of Transmittal or other document with BISYS

                  Shareholders wishing to confirm receipt of a Letter of Transmittal may contact BISYS at the address and phone number set forth on page
2. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering its Shares, including, but not limited to, the failure of BISYS to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the determination of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Repurchase Offer or any defect in any tender with respect to any particular Share or any particular Shareholder, and the Fund's interpretation of the terms and conditions of the Repurchase Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, the Manager nor the Trustees shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

                  5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Repurchase Offer may withdraw its tender at any time on or before the Repurchase Request Deadline. To be effective, any notice of withdrawal must be timely received by BISYS at the address or fax number set forth on page 2. A form to use to give notice of withdrawal is enclosed herewith. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Repurchase Offer. However, withdrawn Shares may be re-tendered for repurchase prior to the Repurchase Request Deadline by following the procedures described in Section 4.

                  6. Repurchases and Payment. For purposes of the Repurchase Offer, the Fund will be deemed to have accepted (and thereby repurchased) Shares that are tendered if and when it gives oral or written notice to the tendering Shareholder of its election to repurchase such Shares. As stated in Section 2 above, the repurchase price of a Share tendered by any investor will be the net asset value thereof as of the Valuation Date, less the Early Repurchase Fee. As disclosed in the Prospectus, the Fund imposes the Early Repurchase Fee if the date as of which Shares are valued for purposes of repurchase (in the case of this repurchase offer, March 31, 2005) is within one year following the date of the Shareholder's initial investment in the Fund. The Early Repurchase Fee, if applicable, will be deducted before payment of the proceeds of a repurchase. If the Fund elects to extend the tender period for any reason, the net asset value of such Shares, for the purpose of determining the repurchase price for tendered Shares, will be determined at the close of business on the last business day of the month in which the tender offer actually expires.

                  Payment for tendered Shares that are accepted for repurchase will be made via wire transfer in accordance with the instructions provided in the Letter of Transmittal.

                  The Fund expects that payment for Shares acquired pursuant to the Offer to Repurchase will be derived from the following sources: cash on hand, proceeds from the redemption of interests in the private investment vehicles in which the Fund invests ("Investment Vehicles"), or borrowings. Payment may be delayed if the Fund has determined to redeem its interests in Investment Vehicles to make such payments, but has experienced unusual delays in receiving payments from the Investment Vehicles. Neither the Fund, the Manager nor Trustees have determined at this time to borrow funds to repurchase Shares in connection with the Offer to Repurchase. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

                  7. Certain Conditions of the Repurchase Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Repurchase Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the repurchase price for tendered Shares, the net asset value of such Shares will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Repurchase Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Repurchase Offer, in the circumstances set forth in the following paragraph, to: (a) cancel the Repurchase Offer and in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Repurchase Offer; (b) suspend or amend the Repurchase Offer; or (c) postpone the acceptance of Shares. If the

Fund determines to amend the Repurchase Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Repurchase Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel, suspend or amend the Repurchase Offer, or postpone the acceptance of tenders made pursuant to the Repurchase Offer, by vote of the Board, including but not limited to: (a) if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code; (b) for any period during which the New York Stock Exchange or any other market in which the securities owned by an Investment Vehicle are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period when it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets, and, including, but not limited to, during periods when the inability to determine the value of the Fund's net assets is due to the inability of the Fund to obtain reliable information regarding the value of one or more Investment Vehicles; (d) for any other periods that the SEC permits by order or otherwise; or (e) under other unusual circumstances as the Board deems advisable to the Fund and its Shareholders.

For example, the Fund may cancel, suspend or amend the Repurchase Offer, or postpone the acceptance of tenders made pursuant to the Repurchase Offer, if (a) the Fund would not be able to dispose of securities it owns in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to repurchase Shares tendered pursuant to the Repurchase Offer; or (b) there is any (i) legal action or proceeding instituted or threatened challenging the Repurchase Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, or (vi) material decrease in the estimated net asset value of the Fund from the net asset value of the Fund as of the commencement of the Repurchase Offer.

There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

                  8. Certain Information About the Fund. The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The Fund's address is 50210 AXP Financial Center, Minneapolis, MN 55474, and the Fund's telephone number is 1-800-390-1560. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust. The Fund's Trustees are William T. Brown and William F. Truscott. Their address is 50210 AXP Financial Center, Minneapolis, MN 55474. Effective December 31, 2004, L. Steven Goldstein resigned as an independent trustee of the Fund. As a result, the Fund's Compensation and Nominating Committee has selected a nominee to fill this vacancy, and the Fund expects to recommend this nominee to Shareholders. In this regard, the Fund intends to distribute to Shareholders proxy materials that will ask Shareholders to consider and vote upon the election of such nominee.

                  The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Fund) or the disposition of Shares, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(d) any change in the identity of the Manager of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees of the Fund, to fill any existing vacancy for a Trustee of the Fund (other than filling the vacancy due to the resignation of Mr. Goldstein as noted above) or to change any material term of the investment advisory arrangements with the Manager; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the repurchase price for Shares acquired pursuant to this Offer to Repurchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person.

                  During the past 60 days, other than the acceptance of subscriptions for Shares on December 1, 2004, and January 1, 2005, and the redemption of approximately 2,500 shares by one Shareholder in connection with the December 31, 2004 repurchase offer, no transactions involving the Shares were effected by the Fund, the Manager of the Fund, the Trustees or any person controlling the Fund or controlling the Manager or any Trustees of the Fund.

                  9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the Federal income tax consequences of the repurchase of Shares by the Fund from Shareholders pursuant to the Repurchase Offer, and is not intended as tax advice or to address a Shareholder's particular circumstances. Shareholders should consult their own tax advisors with respect to the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Repurchase Offer.

                  The Fund is designed for tax-exempt investors and it is expected that such Shareholders would not generally be subject to tax on the sale of Shares pursuant to the Repurchase Offer.

                  If any Shareholder is subject to tax, they would generally recognize capital gain or loss if the Shareholder tenders all of its Shares (and if such tender is accepted.) In the case of a partial tender by a taxable Shareholder, the proceeds received may instead be treated as dividend received by such Shareholder, pursuant to rules contained in Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"). Any Shareholder who is subject to tax should consult with their tax adviser regarding the application of the rules in Section 302 of the Code and also any state, local or foreign tax consequences of participating in the Repurchase Offer.

                  10. Miscellaneous. The Repurchase Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Repurchase Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund reserves the right to exclude Shareholders from the Repurchase Offer in any jurisdiction in which it is asserted that the Repurchase Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.

                  The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission ("SEC"), which includes certain information relating to the Repurchase Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting BISYS at the address and phone number set forth on page 2 or from the SEC's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                                    EXHIBIT C

                          Form of Letter of Transmittal

                        ADVISORY HEDGED OPPORTUNITY FUND

                              LETTER OF TRANSMITTAL

                     Regarding Shares of Beneficial Interest

                                       in

                        Advisory Hedged Opportunity Fund

                  Tendered Pursuant to the Offer to Repurchase
                             Dated January 21, 2005

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
   AT MIDNIGHT, EASTERN TIME, ON FRIDAY, FEBRUARY 18, 2005, AND THIS LETTER OF
                               TRANSMITTAL MUST BE
         RECEIVED BY BISYS FUND SERVICES OHIO, INC. EITHER BY MAIL OR BY
                        FAX BY MIDNIGHT, EASTERN TIME, ON
                          FEBRUARY 18, 2005, UNLESS THE
                               OFFER IS EXTENDED.

          Complete The Last Page of This Letter Of Transmittal and Fax or Mail in the Enclosed Postage-Paid Envelope To:

                                 BISYS Fund Services Ohio, Inc.
                                 3435 Stelzer Road
                                 Columbus, OH 43219
                                 Attention: Denise Shoemaker

                                 For additional information:
                                 Phone:   1-866-811-3233
                                 Fax:     1-614-428-3704

               To Assure Good Delivery, please send this Letter of Transmittal to BISYS and not to your financial advisor or broker-dealer.

If you do not wish to sell any of your Shares, please disregard this Letter of Transmittal.

Ladies and Gentlemen:

         The undersigned hereby tenders to Advisory Hedged Opportunity Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the shares of beneficial interest in the Fund or portion thereof held by the undersigned ("Shares"), described and specified below, on the terms and conditions set forth in the offer to repurchase, dated January 21, 2005 ("Offer to Repurchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Repurchase Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Repurchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

         The undersigned hereby sells to the Fund Shares tendered hereby pursuant to the Repurchase Offer. The undersigned hereby warrants that the undersigned has full authority to Shares tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are repurchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Repurchase Offer.

         The undersigned recognizes that under certain circumstances set forth in the Repurchase Offer, the Fund may not be required to repurchase any of the Shares tendered hereby. The undersigned recognizes that, if the Repurchase Offer is oversubscribed, not all of the undersigned's Shares will be repurchased.

         The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of BISYS Fund Services Ohio, Inc., the Fund's sub-administrator ("BISYS"), to receive any Letter of Transmittal or other document.

         Payment for tendered Shares that are accepted for repurchase will be made via wire transfer. The amount of the payment will be based on the Fund's net asset value, the calculation of which is described in the Fund's Prospectus under the heading "Net Asset Valuation," as of March 31, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders. The undersigned understands that an Early Repurchase Fee equal to 1.00% of the value of Shares repurchased by the Fund will apply to Shares held for one year or less and will be deducted before payment of the proceeds of this repurchase.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Repurchase, this tender is irrevocable.

         If you do not want to sell your shares of beneficial interest at this time, please disregard this notice. This is simply notification of the Fund's tender offer. If you choose to tender, you are responsible for confirming that BISYS has received your documents. To assure good delivery, please send this page to BISYS and not to your financial advisor or broker-dealer.

         Please fax or mail (the following pages only) in the enclosed postage-paid envelope (if by mail) as instructed on the following pages.

Part 1.  Name:

Name of Shareholder: ________________________________|
Phone #:|__|__|__| |__|__|__| |__|__|__|__|

Part 2.  Amount of Shares of Beneficial Interest to be Tendered:

|__| Entire amount of shares of beneficial interest (pro-rated, if oversubscribed).

|__| Partial amount of shares of beneficial interest expressed as a specific dollar value, $_____________________ subject to maintenance of a required minimum account balance of $25,000 (the "Required Minimum Balance"). The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's account balance to fall below the Required Minimum Balance, the Fund reserves the right to reduce the amount to be repurchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3.  Wire Transfer Instructions

Bank:                        ___________________________________________________


Address:                     ___________________________________________________
                             (city)             (state)

ABA #:                       ___________________________________________________

Account Name:                ___________________________________________________

Account #:                   ___________________________________________________

For the Account of:          ___________________________________________________


Part 4.  Signature(s):

FOR INDIVIDUAL SHAREHOLDERS AND JOINT TENANTS:

Signature:                           ___________________________________________
                                     (Signature of Owner(s) Exactly as
                                     Appeared on Shareholder Certification)/Date


Print Name of Shareholder:           ___________________________________________


Joint Tenant Signature:
(If joint tenants, both must sign.)  ___________________________________________
                                     (Signature of Owner(s) Exactly as Appeared on Shareholder Certification)/Date


Print Name of Joint Tenant:          ___________________________________________

FOR OTHER SHAREHOLDERS:

Print Name of Shareholder:

Signature:                            __________________________________________
                                      (Signature of Owner(s) Exactly as Appeared on Shareholder Certification)/Date


Print Name of Signatory and Title:    __________________________________________


Co-Signatory if necessary             __________________________________________
                                      (Signature of Owner(s) Exactly as Appeared on Shareholder Certification)/Date


Print Name and Title of Co-Signatory: __________________________________________

                                              Please fax or mail these pages to:

                                              BISYS Fund Services Ohio, Inc.
                                              3435 Stelzer Road
                                              Columbus, OH 43219
                                              Attention: Denise Shoemaker

                                              For additional information:
                                              Phone:   1-866-811-3233
                                              Fax:     1-614-428-3704

                                    EXHIBIT D

                     Form of Notice of Withdrawal of Tender

                        ADVISORY HEDGED OPPORTUNITY FUND

                         NOTICE OF WITHDRAWAL OF TENDER

                   Regarding Shares of Beneficial Interest in

                        Advisory Hedged Opportunity Fund

                  Tendered Pursuant to the Offer to Repurchase
                             Dated January 21, 2005

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
       AT MIDNIGHT, EASTERN TIME, ON FEBRUARY 18, 2005, AND THIS NOTICE OF
                               WITHDRAWAL MUST BE
         RECEIVED BY BISYS FUND SERVICES OHIO, INC. EITHER BY MAIL OR BY
                        FAX BY MIDNIGHT, EASTERN TIME, ON
                          FEBRUARY 18, 2005, UNLESS THE
                               OFFER IS EXTENDED.

             Complete this Notice of Withdrawal and Fax or Mail to:

                                    BISYS Fund Services Ohio, Inc.
                                    3435 Stelzer Road
                                    Columbus, OH 43219
                                    Attention: Denise Shoemaker

                                    For additional information:
                                    Phone: 1-866-811-3233
                                    Fax:     1-614-428-3704


--------------------------------------------------------------------------------
You are responsible for confirming that this Notice is received by BISYS. To assure good delivery, please send this page to BISYS and not to your financial advisor or broker-dealer.
--------------------------------------------------------------------------------

Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.

Signature:                            __________________________________________
                                      (Signature of Owner(s) Exactly as Appeared on Shareholder Certification)/Date

Print Name of Shareholder:            __________________________________________


Joint Tenant Signature:
(If joint tenants, both must sign.)   __________________________________________
                                      (Signature of Owner(s) Exactly as Appeared on Shareholder Certification)/Date

Print Name of Joint Tenant:           __________________________________________


FOR OTHER SHAREHOLDERS:

Signature:                            __________________________________________
                                      (Signature of Owner(s) Exactly as Appeared on Shareholder Certification)/Date

Print Name of Shareholder:            __________________________________________


Print Name of Signatory and Title:    __________________________________________


Co-Signatory if necessary             __________________________________________
                                      (Signature of Owner(s) Exactly as Appeared on Shareholder Certification)/Date

Print Name and Title of Co-Signatory: __________________________________________

                                    EXHIBIT E

                     Form of Letter of Acceptance of Tender

                        ADVISORY HEDGED OPPORTUNITY FUND
                           50210 AXP Financial Center
                              Minneapolis, MN 55474

                              _______________, 2005

Dear [Tendering Shareholder]:

         Advisory Hedged Opportunity Fund (the "Fund") has received and accepted your request to tender [ ] your shares in the Fund ("Shares") for repurchase. In accordance with the terms of the repurchase offer, your Shares will be repurchased at a price that will be determined as of March 31, 2005, and you will receive payment via wire transfer by April 30, 2005.

         Until March 31, 2005, you will remain a Shareholder of the Fund with respect to the Shares.

         Should you have any questions, please feel free to contact BISYS Fund Services Ohio, Inc. at 1-866-811-3233.

         Sincerely,


         Advisory Hedged Opportunity Fund